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Exhibit 2.3

Acquisition Agreement Between View Systems, Inc. and Eastern Tech Manufacturing Corp.

AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 25, 1999 by and among View Systems, Inc., a Florida corporation, ("View Systems"), ET Acquisition, Inc., a Maryland corporation and a wholly owned subsidiary of View Systems ("Sub"), Eastern Technology Manufacturing Corporation, a Maryland corporation ("Eastern Tech"), and Lawrence Seiler, the owner of all of the issued and outstanding stock of Eastern Tech ("Seiler").

RECITALS:

    Seiler is the owner of 10,000 shares of common stock of Eastern Tech, $.01, which represents of all of the issued and outstanding shares of common stock of Eastern Tech (the "Eastern Tech Shares"). Seiler and the Boards of Directors of View Systems, Sub and Eastern Tech have each approved the terms and conditions of the business combination between View Systems and Eastern Tech to be effected by the merger (the "Merger") of Sub with and into Eastern Tech, pursuant to the terms and subject to the conditions of this Agreement, and each deems the Merger advisable and in the best interests of each corporation.

    NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

    I.  The Merger

    1.1. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2), View Systems shall cause Sub to be merged with and into Eastern Tech. Following the Merger, Eastern Tech shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Sub shall cease.

    1.2. Subject to the provisions of this Agreement, articles of merger ("Articles of Merger") substantially in the form attached hereto asExhibit A shall be duly executed and acknowledged by the Surviving Corporation and filed with the State Department of Assessments and Taxation for the State of Maryland ("SDAT") simultaneously with or as soon as practicable following the Closing (as defined in Section 1.3). The Merger shall become effective upon the filing of the Articles of Merger with the SDAT or at such later time as may be specified in the Articles of Merger (the "Effective Time").

    1.3. As a result of the Merger, the Articles of Incorporation and By-Laws of Sub shall be the Articles of Incorporation and Bylaws of the Surviving Corporation and the directors and officer of Sub shall be the directors and officer of the Surviving Corporation.

    2.  Effect of the Merger.

    2.1. At the Effective Time, subject and pursuant to the terms of this Agreement, by virtue of the Merger and without any action on the part of the merging corporations or the holders of any shares of capital stock of the merging corporations:

    2.1.1. Each issued and outstanding share of the common stock, $.01 par value per share, of Sub shall be converted into two shares of common stock, $.01, of the Surviving Corporation. Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of common stock of the Surviving Corporation.

    2.1.2. The Eastern Tech Shares shall be converted into the right to receive 250,000 shares of common stock, par value $.001 per share, of View Systems ("View Systems Shares"). At the Effective Time, the Eastern Tech Shares shall cease to be outstanding, and shall automatically be cancelled, and Seiler shall cease to have any rights with respect thereto, except the rights to receive the View Systems Shares as hereinbefore provided.

    2.2. At the Effective Time, View Systems shall instruct its transfer agent, Interwest Transfer Co., Inc., to issue the View Systems Shares and deliver a certificate representing the View Systems Shares to Selier, c/o of Eastern Tech, 9693 Gerwig Lane, Suite Q, Columbia, Maryland 21046.

    3.  Payment of Certain Obligations.

    3.1. The parties hereto acknowledge that Eastern Tech is indebted to Seiler in the amount of $101,816 (the "Seiler Debt"). In addition, the parties acknowledge that in connection with a pending investigation involving NASA, the U.S. Attorney's Office for the District of Columbia and the FBI, and a civil forfeiture action instituted by the U.S. Attorney's Office for the District of Columbia (collectively, the "Government Investigations"), approximately $100,000 in legal fees and other related expenses have been incurred by Eastern Tech (the "Legal Fees").

    3.2. After the completion of the Merger, Eastern Tech agrees to pay the Seiler Debt, the Legal Fees and the Non-Compete Fee payable pursuant to Section 4.2 hereof, as described herein. (The Seiler Debt, the Legal Fees and the Non-Compete Fee are hereinafter referred to collectively as the "Seiler Obligations"). View Systems hereby guarantees the payment by Eastern Tech of the Seiler Obligations (the "Guaranty").

    3.3. The Seiler Obligations shall be paid on or before the second anniversary of the date of the Closing.

    4.  Special Covenants of Seiler

    4.1. On or before the Closing, Seiler will deliver to View Systems all corporate records, books and documents of Eastern Tech.

    4.2. Seiler agrees that for a period of two years from and after the date hereof, he will not, directly or indirectly, for his own account and benefit or for or on behalf of any other person or entity (except for Eastern Tech), or as owner, partner, director, officer, employee, agent, consultant or otherwise: (i) engage in any activity in North America which is in competition with Eastern Tech (ii) encourage any customer or any vendor or supplier of Eastern Tech to cease doing business with Eastern Tech in whole or in part; (iii) solicit, hire, employ or engage in the services of any person who was an employee, officer or shareholder of Eastern Tech during the two years preceding the date hereof; (iv) have any type of equity interest in, or any employment or commission relationship with, any venture or entity which engages in any of the activities referred to in clauses (i) through (iii) above. In consideration of his compliance with this covenant not to compete, View Systems shall pay to Seiler the sum of $48,184 (the Non-Compete Fee, subject to the Offsets, as described above.

    4.3. At the Closing, Seiler agrees to enter into a representative agreement with View Systems, which shall be executed together with this Agreement(the "Representative Agreement").

    4.4. Seiler agrees to enter into a Lock-Up Agreement (which shall be executed together with this Agreement) (the "Lock-Up Agreement") pursuant to which the View Systems Shares to be acquired by Seiler shall be restricted as contained therein.

    5.  Closing.

    5.1. The closing of the Merger (the "Closing") shall take place at the offices of View Systems, Inc., 9693 Gerwig Lane, Suite O, Columbia, Maryland on May 25, 1999.

    5.2. At Closing, the parties shall deliver to each other the following: (a) the Articles of Merger executed by Eastern Tech and Seiler; (b) the certificates for the Eastern Tech Shares, duly endorsed (or accompanied by duly executed stock powers) for transfer to View Systems and free of all liens, claims and encumbrances; (c) good standing certificates as of a recent date of Eastern Tech as a Maryland corporation; (d) the Lock-Up Agreement, duly executed by the parties; (e) the Representative Agreement, duly executed by the parties; (f) copies of minutes of Eastern Tech's Board of Directors and Stockholders authorizing and approving this Agreement and the Merger; and (g) the Schedules required to be delivered by Eastern Tech hereunder.

    6.  Representations and Warranties of Seiler and Eastern Tech.  Seiler and Eastern Tech, jointly and severally, represent and warrant that as of the date hereof and at the Effective Date, the following representations and warranties are true, complete and correct.

    6.1. Eastern Tech is a corporation duly organized, validly existing and in good standing under the laws of State of Maryland, with authority and power to own and operate its properties and carry on its business as now being conducted by it, and is qualified to do business in each jurisdiction in which the failure to qualify will have a material adverse effect on its business.

    6.2. Each of Eastern Tech and Seiler has the full power and authority to enter into this Agreement and perform its obligations hereunder. Eastern Tech has taken all corporate action necessary in order to execute and deliver this Agreement and consummate the transactions contemplated hereby. This Agreement constitutes the valid and legally binding obligation of Eastern Tech and Seiler, enforceable against each of them in accordance with its terms.

    6.3. The execution, delivery and performance of this Agreement by Seiler and Eastern Tech and the consummation of the transactions contemplated hereby is neither prohibited by, nor constitutes a default under, or is in conflict with (i) the charter and Bylaws of Eastern Tech, (ii) any statute, law, judgment, order, decree, or injunction, or (iii) any debt instrument, contract, agreement, lease, license or permit to which Seiler or Eastern Tech is a party or by which either is bound.

    6.4. The authorized capital stock of Eastern Tech consists of 10,000 shares of common stock, par value $.01 per share, with 10,000 shares issued and outstanding. Seiler is the sole record and beneficial owner of the Eastern Tech Shares. All of the Eastern Tech Shares are validly issued, fully paid and nonassessable. There are no outstanding offers, rights or claims to any shares of capital stock or other security of Eastern Tech, including any options, warrants, convertible securities, calls, rights or other commitments. Seiler has good and marketable title to the Eastern Tech Shares, free and clear of all liens, encumbrances, claims and charges

    6.5. Seiler is acquiring the View Systems Shares for his own account, for investment purposes only, and not with a view to distribution thereof.

    6.6. Seiler has furnished to View Systems the financial statements of Eastern Tech (the "Financial Statements") as of April 30, 1999(the "Financial Statement Date"), which are attached hereto. The Financial Statements have been prepared in accordance with GAAP from the books and records of Eastern Tech, and are true, complete and accurate statements of the financial position and results of operations of Eastern Tech as of the date and for the periods indicated. The Financial Statements are in conformity with the accounting principles historically utilized by Eastern Tech and applied on a basis consistent with that of prior periods. There are no liabilities, fixed or contingent, not reflected in such Financial Statements, other than contracts and obligations incurred in the ordinary course of business since the date of the Financial Statements.

    6.7. Since the Financial Statement Date, there have not been, and prior to the Closing there will not be, any material changes to the financial position of Eastern Tech other than changes arising in the ordinary course of business. Since the Financial Statement Date, Eastern Tech has operated its business in its normal and usual course and has incurred no liability, obligation or indebtedness of any nature since that date except in the ordinary course of business, and since that date Eastern Tech has not (i) suffered any material change, destruction, loss or casualty to any of its properties, (ii) issued stock or other securities; (iii) issued any note or other evidences of indebtedness; (iv) declared or paid any dividend or other distribution to its stockholder, (v) made capital expenditures in excess of $5,000, or (vi) disposed of any assets other than in the ordinary course of business.

    6.8. Eastern Tech has paid any and all taxes due and payable by it in connection with its business and assets (including excise, franchise, gross revenue, sales and personal property taxes) prior to the date hereof.

    6.9. Eastern Tech has good and marketable title to all of its assets and properties, free and clear of all liens, restrictions, security interest, encumbrances, claims and charges, except as disclosed in the Financial Statements. All of the assets are in good operating order and repair, reasonable wear and tear excepted.

    6.10. The inventory list of Eastern Tech, as of the Financial Statement Date, which will be delivered to View Systems prior to the Closing, is a complete and accurate list of all inventory of Eastern Tech as of such date, including all work-in-process units and all sub-assemblies on hand.

    6.11. The equipment and furniture list of Eastern Tech, as of the Financial Statement Date, attached hereto, is a complete and accurate list of all equipment and furniture of Eastern Tech as of such date. The equipment and furniture listed on the attached Schedule is in good operating condition and is free from any defects, except for usual wear and tear.

    6.12. The list of contractual agreements, including all contracts to manufacture and assemble products of Eastern Tech, as of the Financial Statement Date, attached on the schedule hereto is a complete and accurate list of all contractual agreements of Eastern Tech as of that date.

    6.13. Except for the pending criminal investigation involving NASA, the U.S. Attorney's Office for the District of Columbia and the FBI, and the civil forfeiture action instituted by the U.S. Attorney's Office for the District of Columbia against funds totaling approximately $100,000 in bank accounts of Eastern Tech and a truck titled in the name of Eastern Tech, neither Eastern Tech nor Seiler is involved in any litigation, claim, arbitration, proceeding, or governmental investigation ("Proceeding"), and to the knowledge of Eastern Tech and Seiler, no Proceeding is pending.

    6.14. No petition for relief has been filed by Eastern Tech or any case commenced against it under the Bankruptcy Code or any similar federal or state statute, and Eastern Tech has not applied for or consented to the appointment of, or taking of possession by, a receiver, trustee or liquidator for either or any of the properties of either or made a general assignment for the benefit of creditors.

    6.15. All of the accounts receivable of Eastern Tech are valid bona fide accounts representing moneys due for services rendered and are not subject to any set-off or counter-claim. The information on the Accounts Receivable Schedule attached hereto dated as of the Financial Statement Date provided to View Systems is complete and accurate in all material respects.

    6.16. No broker, finder or similar fee is payable to any person in connection with the transactions contemplated by this Agreement or as a result of any action by Seiler or Eastern Tech.

    6.17. This Agreement, including any Exhibits and Schedules hereto, does not contain any untrue statement of a material fact relating to Seiler or Eastern Tech, or its business, or omit to state any material fact necessary to make the statements made herein not misleading.

    7.  Representations and Warranties of View Systems and Sub.  View Systems and Sub jointly and severally represent and warrant that as of the date hereof and at the Effective Date, the following representations and warranties are true, complete and correct:

    7.1. View Systems and Sub are each a corporation duly organized, validly existing and in good standing under the laws of the States of Florida and Maryland, respectively, and each has the corporate power and authority necessary to own and operate its properties and carry on its business as now being conducted by each and is qualified to do business in each jurisdiction in which the failure to qualify will have a material adverse effect on its respective business.

    7.2. View Systems and Sub each has full power and authority to enter into this Agreement, to consummate the transactions contemplated hereby and to take all other actions required to be taken by each pursuant to the provisions hereof. The execution, delivery and performance of this Agreement by each of View Systems and Sub has been duly and properly authorized by its respective Board of Directors. The execution and performance of this Agreement by each of View Systems and Sub does not constitute a violation or breach of each of its Articles of Incorporation or By-laws. This Agreement constitutes the valid and legally binding obligation of each of View Systems and Sub, enforceable against each of them in accordance with its terms.

    7.3. The execution, delivery and performance of this Agreement by each of View Systems and Sub is neither prohibited by, nor constitutes a default under, any statute, law, judgment, order, decree, writ, injunction, debt instrument, contract, lease, license or permit to which either of them is a party or by which either of them is bound.

    7.4. There is no litigation, claim, arbitration, proceedings, or governmental investigation pending or threatened challenging the right of either View Systems or Sub to perform this Agreement.

    7.5. The authorized capitalization of View Systems is 50,000,000 shares of common stock, par value $.001 per share. View Systems has outstanding 5,066,667 shares of Common Stock. The authorized capitalization of Sub is 5,000 shares of common stock, $.01 par value. Sub has outstanding 1,000 shares of common stock. As of the Closing, the View Systems Shares to be delivered to Seiler will constitute valid and legally issued shares of View Systems, fully paid and nonassessable.

    7.6. No broker, finder or similar fee is payable to any person in connection with the transactions contemplated by this Agreement or as a result of any action by View Systems or Sub.

    7.7. This Agreement does not contain any untrue statement or a material fact relating to View Systems, or omit to state any material fact relating to View Systems necessary to make the statements contained herein not misleading.

    8.  Indemnification.

    8.1. Seiler and Eastern Tech, and their successors, personal representatives and assigns, jointly and severally, agree to indemnify and hold harmless View Systems and Sub, and their respective directors, officers, stockholders, employees and agents from and against any and all claims, actions, proceedings, losses, liabilities, damages, costs and expenses (including attorneys' fees) of every kind and nature arising out of, resulting from, or in connection with (i) any breach by Seiler or Eastern Tech of any of the terms or provisions of this Agreement; (ii) any breach of any representation or warranty made herein; and (iii) any failure by Seiler or Eastern Tech to perform or comply with any of their covenants or obligations under this Agreement.

    8.2. View Systems agrees to indemnify and hold harmless Seiler and his successors, personal representatives and assigns from and against any and all claims, actions, proceedings, losses, liabilities, damages, costs and expenses (including attorneys' fees) of every kind and nature arising out of, resulting from, or in connection with (i) any breach by it of any of the terms or provisions of this Agreement; (ii) any breach of any representation or warranty made herein; and (iii) any failure by View Systems to perform or comply with any of its covenants or obligations under this Agreement.

    9.  Specific Performance.  The parties hereto acknowledge that the provisions of this Agreement are of particular importance for the protection and promotion of their existing and future interest; that the relationships of the parties to each other will be such that, in the event of any breach of this Agreement, a claim for monetary damages may not constitute an adequate remedy; and that it may therefore be necessary for the protection of the parties and to carry out the terms of this Agreement to apply for the specific performance of the provisions hereof. It is accordingly hereby agreed by all parties that no objection to the form of the action or the relief prayed for in any proceeding for specific performance of this Agreement shall be raised by any party, in order that such relief may be expeditiously obtained by an aggrieved party.

    10.  Expenses.  Except as otherwise provided herein, View Systems and Sub shall bear their own expenses and Seiler shall bear his and Eastern Tech's expenses in connection with this Agreement, including the respective expenses of attorneys and accountants.

    11.  Further Assurances.  Each of the parties hereto agree to execute, acknowledge, seal and deliver, after the date hereof, such further assurances, instruments and documents and to take such further actions as another party may reasonably request in order to fulfill the intent of this Agreement and the transactions contemplated hereby.

    12.  Notices.  All notices and other communications given under this Agreement shall be in writing, and shall be deemed to have been duly given if personally delivered, sent by overnight courier, or transmitted by United States certified mail, return receipt requested, postage prepaid, to the addresses set forth below:

Eastern Technology Manufacturing Corp.
c/o Lawrence Seiler
9693 Gerwig Lane, Suite Q
Columbia, MD 21046

Lawrence Seiler
13312 Royden Court
Ellicott City, MD 21042

View Systems, Inc.
925 West Kenyon Avenue, Suite 15
Englewood, Colorado 80110
Attn: Gunther Than
and
Copy to: Abba David Poliakoff, Esq.
Gordon, Feinblatt, Rothman,
Hoffberger & Hollander, LLC
233 East Redwood Street
Baltimore, Maryland 21202

    Notices shall be deemed to have been received: (i) for hand deliveries, on the date of delivery; (ii) for mailing, on the day following the date of such mailing; and (iii) for overnight deliveries, on the day following such transmittal. The parties hereto may change their respective addresses by giving notice of such change in accordance with this Section.

    13.  Miscellaneous.  This Agreement may not be amended or modified except by an instrument in writing duly executed by the parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns. This Agreement may not be assigned by any party without the prior written consent of the other parties. In case any provision of this Agreement shall be held for any reason to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be construed as if such provision had never been contained herein. The warranties, covenants and agreements herein contained shall survive the execution and delivery of this Agreement, the merger and the completion of the other transactions contemplated hereby. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, excluding its principles regarding conflict of laws.

    IN WITNESS WHEREOF, the parties have executed this Agreement as of the above date.

VIEW SYSTEMS, INC.			EASTERN TECHNOLOGY MANUFACTURING CORPORATION
By:	Gunther Than, President	(SEAL)	By:	Lawrence Seiler, President	(SEAL)
ET ACQUISITION, INC.
By:	Gunther Than, President	(SEAL)		Lawrence Seiler	(SEAL)

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Exhibit 2.3